

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

Quan Long
Chief Executive Officer
Autohome Inc.
18th Floor Tower B, CEC Plaza
3 Dan Ling Street
Haidian District, Beijing 10080
The People's Republic of China

      Re: Autohome Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          File No. 001-36222

Dear Quan Long:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Technology

cc: Craig Yan Zeng